Contact

www.linkedin.com/in/jay-bowen-b294b746 (LinkedIn)
www.njregenerativeinstitute.com/ (Company)

Top Skills

Nonprofit Organizations
Sports Medicine
Pain Management

Jay Bowen

New Jersey Sports Medicine
Berkeley Heights, New Jersey, United States

Experience

American Medical Shockwave Society
President
June 2023 - Present (1 year 4 months)

New Jersey Regenerative Institute, LLC
Medical Director
2012 - Present (12 years)
Parsippany, NJ

New Jersey Sports Medicine
Physician
March 2009 - Present (15 years 7 months)
Parsippany, NJ

Education

New York College of Osteopathic Medicine
Doctor of Osteopathy, Osteopathic Medicine/Osteopathy